January 6, 2012

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha S. Parikh, Staff Accountant
Gus Rodriguez, Accounting Branch Chief

Re:	Charles River Laboratories International, Inc.
Form 10-K for the Fiscal Year Ended December 25, 2010
Filed February 23, 2011
File No. 001-15943

Ladies and Gentlemen:

This letter is submitted on behalf of Charles River Laboratories International, Inc. (the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2010 (the “Form 10-K”), as set forth in a letter dated December 22, 2011 to Thomas F. Ackerman (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Comment No. 1

General

We note that your chief executive and chief financial officer have signed the Form 10-K on behalf of the registrant and in their own capacities; however, it does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K.  If Thomas F. Ackerman, the Company’s chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to each of the listed capacities. Otherwise, please amend your filing to include the signature of your controller or principal accounting officer. See Instruction D.2(a) of Form 10K for further information.

Response to Comment No. 1

At the time of our filing and presently, our chief financial officer is our principal accounting officer, in addition to each of the listed capacities in his title.  In response to the Staff’s comments, the Company will disclose on the signature page of future Form 10-K filings his additional capacity of “Principal Accounting Officer”.

Comment No. 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 50

 Please disclose the amount of cash and short term investments that are held by your foreign subsidiaries in addition to the amount of earnings of your non-US subsidiaries.

Response to Comment No. 2

In response to the Staff’s comments, we have prepared the following additional disclosure to be included in our future Form 10-K filings.  We will disclose our cash and short term investments held by our US and non-US subsidiaries in addition to the amount of  US and non-US earnings currently disclosed in our tax footnote.  The Company believes that the additional disclosure, marked in the paragraph against the text will be included in future Form 10-K filings, is responsive to the Staff’s request:

Liquidity and Capital Resources, page 50

As of December 25, 2010, we had $21.2 million in marketable securities with $9.8 million in time deposits and $11.4 million in auction rate securities rated AAA by a major credit

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com rating agency. At December 25, 2010, the $21.2 million was comprised of $11.4 million held in the United States and $9.8 million held by non-U.S. subsidiaries.

Our auction rate securities are guaranteed by U.S. federal agencies. In June 2010, we received notice of a full call on certain of our auction rate securities at par value of $5.5 million and received the proceeds in early July 2010. The current overall credit concerns in the capital markets as well as the failed auction status of these securities have impacted our ability to liquidate our auction rate securities. If the auctions for the securities we own continue to fail, the investment may not be readily convertible to cash until a future auction of these investments is successful. Based on our ability to access our cash and other short-term investments, our expected operating cash flows and other sources of cash, we do not anticipate the current lack of liquidity on these investments will affect our ability to operate our business as usual.

        In 2006, we issued $350.0 million of 2.25% Convertible Senior Notes (the 2013 Notes) due in 2013. At December 25, 2010, the fair value of our outstanding 2013 Notes was approximately $349.2 million based on their quoted market value. During the fourth quarter of 2010, no conversion triggers were met.

        On July 29, 2010, we signed a termination agreement with WuXi to terminate the previously announced acquisition agreement. In accordance with the terms of the termination agreement, we paid WuXi on July 29, 2010, a $30.0 million termination fee for full satisfaction of the parties' obligations under the acquisition agreement. The termination agreement also included mutual releases of any claims and liabilities arising out of or relating to the acquisition agreement.

Cash and cash equivalents totaled $179.2 million at December 25, 2010 compared to $182.6 million at December 26, 2009. At December 25, 2010, the $179.2 million was comprised of $72.3 million held in the United States and $106.9 million held by non-U.S. subsidiaries.  At December 26, 2009, the $182.6 million was comprised of $63.9 million held in the United States and $118.7 million held by non-US subsidiaries.

Furthermore, in connection with our response, as requested in the Comment Letter, we hereby acknowledge as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (781) 222-6103.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Very truly yours, /s/ Thomas F. Ackerman Thomas F. Ackerman Corporate Executive Vice President and Chief Financial Officer Principal Accounting Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com